Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267431

November 17, 2022

¥24,200,000,000

¥1,600,000,000 1.003% Notes due 2027

¥2,800,000,000 1.323% Notes due 2029

¥19,800,000,000 1.903% Notes due 2037

FINAL TERM SHEET

November 17, 2022

Issuer:	Prologis Yen Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	SEC Registered

Securities:	1.003% Notes due 2027 (the “2027 Notes”)
1.323% Notes due 2029 (the “2029 Notes”)
1.903% Notes due 2037 (the “2037 Notes”)

Size:	¥1,600,000,000 (2027 Notes)
¥2,800,000,000 (2029 Notes)
¥19,800,000,000 (2037 Notes)

Expected Ratings (Moody’s/S&P/R&I)*:	A3 / A / AA- (Stable/Stable/Stable)

Maturity Date:	December 1, 2027 (2027 Notes)
November 30, 2029 (2029 Notes)
December 1, 2037 (2037 Notes)

Coupon:	1.003% per annum, payable semi-annually (2027 Notes)
1.323% per annum, payable semi-annually (2029 Notes)
1.903% per annum, payable semi-annually (2037 Notes)

Price to Public:	100.000% (2027 Notes)
100.000% (2029 Notes)
100.000% (2037 Notes)

Underwriting Discount:	0.300% (2027 Notes)
0.400% (2029 Notes)
0.550% (2037 Notes)

Net Proceeds, Before Expenses, to Issuer:	¥1,595,200,000 (2027 Notes)
¥2,788,800,000 (2029 Notes)
¥19,691,100,000 (2037 Notes)

Reference Rate:	0.203% equivalent to 5-year Swap Mid Rate on Bloomberg “GDCO 44051” rounded up to three decimal places (2027 Notes)
0.323% equivalent to 7-year Swap Mid Rate on Bloomberg “GDCO 44051” rounded up to three decimal places (2029 Notes)
0.753% equivalent to 15-year Swap Mid Rate on Bloomberg “GDCO 44051” rounded up to three decimal places (2037 Notes)

Spread to Reference Rate:	+80 basis points (2027 Notes)
+100 basis points (2029 Notes)
+115 basis points (2037 Notes)

Yield to Maturity:	1.003% (2027 Notes)
1.323% (2029 Notes)
1.903% (2037 Notes)

Interest Payment Dates:	June 1 and December 1 of each year, commencing June 1, 2023 (2027 Notes)
June 1 and December 1 of each year, commencing June 1, 2023 (2029 Notes) (short last coupon)
June 1 and December 1 of each year, commencing June 1, 2023 (2037 Notes)

Day Count Convention:	30/360

Settlement Date:	December 1, 2022 (T+9 Tokyo business days)

Trade Date:	November 17, 2022

Use of Proceeds:	The issuer intends to lend or distribute the net proceeds from the Notes to Prologis, L.P. who intends to use the amounts received for general corporate purposes, including to repay or purchase indebtedness or manage other capital needs. In the short term, Prologis, L.P. may use the net proceeds to repay borrowings under its Japanese yen revolving credit agreement.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in yen. If the yen is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control, then all payments in respect of the Notes will be made in U.S. dollars until the yen is again available to the issuer.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Optional Redemption:	On or after November 1, 2027 for the 2027 Notes (1 month prior to the maturity date), September 30, 2029 for the 2029 Notes (2 months prior to the maturity date) and September 1, 2037 for the 2037 Notes (3 months prior to the maturity date), such series of Notes will be redeemable in whole or in part, at the issuer’s option, at a redemption price equal to 100% of the principal amount of the series of Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, the redemption date.

Redemption for Tax Reasons:	The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer or create a substantial probability that the issuer would become obligated to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	¥100,000,000 x ¥10,000,000

CUSIP / ISIN / Common Code:	74346G AT9 / XS2559382663 / 255938266 (2027 Notes)
74346G AU6 / XS2557689564 / 255768956 (2029 Notes)
74346G AV4 / XS2557690067 / 255769006 (2037 Notes)

Listing:	None

Joint Book-Running Managers:	Mizuho Securities USA LLC
MUFG Securities EMEA plc
SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about December 1, 2022, which is the ninth Tokyo business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to December 1, 2022 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities EMEA plc toll-free at +44-20-7577-2206 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

UK MiFIR professionals / ECPs-only – Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).